Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen North Carolina Dividend Advantage Municipal Fund 3

811-21158

The annual meeting of shareholders was held in the offices of Nuveen Investments on December 16, 2011; at this meeting the shareholders were asked to vote on the election of Board Members, the elimination of Fundamental Investment Policies and the approval of new Fundamental Investment Policies.In addition, the shareholders were asked to vote on the approval of the issuance of additional common shares and on the approval of an Agreement and Plan of Reorganization. The meeting was subsequently adjourned to January 31, 2012, March 5, 2012, April 13, 2012 and May 14, 2012.


A description of the policy changes can be found in the proxy statement. Proxy materials for the annual meeting are herein incorporated by reference to the SEC filing on November 3, 2011, under Conformed Submission Type DEF N 14 8C/A, accession number
0001193125-11-293391.